EXHIBIT 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Western Silver Corporation of our report dated November 14, 2005 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
November 14, 2005